FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X            Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The consolidated statements of operations and the consolidated balance sheets contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236;
(iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 330% Sequential Increase in Revenues and Narrowed Losses in Fourth Quarter of 2004.
    Dated January 27, 2005.




                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Orckit Communications Ltd.
                                               (Registrant)

Date: January 27, 2005                         By:/s/ Adam M. Klein
                                                  ----------------------------

                                               Adam M. Klein for Izhak Tamir,
                                               pursuant to authorization





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                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

     10.1 Orckit Communications Reports 330% Sequential Increase in Revenues and Narrowed Losses in Fourth Quarter of 2004. Dated January 27, 2005.


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                                  EXHIBIT 10.1



            Orckit Communications Reports 330% Sequential Increase in
             Revenues and Narrowed Losses in Fourth Quarter of 2004

     Company Increases 2005 Revenue Guidance to $80 Million, with Projected
                                 Profitability

TEL AVIV, Israel, January 27, 2005 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the fourth quarter and year ended December 31, 2004.

Revenues in the fourth quarter of 2004 were $8.6 million compared to $173,000 in the quarter ended December 31, 2003 and $2.0 million in the previous quarter ended September 30, 2004. Net loss for the quarter was $2.9 million, or $(0.67) per share, compared to a net loss of $5.5 million, or $(1.26) per share, for the quarter ended December 31, 2003 and $5.9 million, or $(1.36) per share, in the third quarter of 2004.

Revenues for the twelve months ended December 31, 2004 were $11.3 million compared to $1.7 million for the year ended December 31, 2003. Net loss for period was $20.1 million, or $(4.62) per share, compared to $21.6 million, or $(4.99) per share, for the year ended December 31, 2003. The Company had financial income of $1.5 million in 2004 compared to $5.1 million in 2003. The financial income in 2003 was primarily derived from the early retirement of Orckit's convertible subordinated notes.


During the quarter, the Company granted a major customer post-contract support services in connection with sales of the Corrigent CM-100 product. Since there was no specific objective evidence of the fair value of such post-contract services, the Company recognizes revenues for such sales ratably over the 14-month post contract support term. The deferred income balance of $35.7 million as of December 31, 2004 equals the amount of product revenues that were invoiced and due on shipment, but deferred, less applicable product and warranty costs.


The key highlights for the quarter:

-- Product deliveries to KDDI Japan commenced on schedule. The Corrigent CM-100 product line is used for a nationwide deployment of an RPR network. This network will support advanced IP "triple play" services to residential subscribers and the migration to voice over IP services. TDM traffic is also supported.

-- A number of telecom carriers in Asia and the U.S. continued trials and evaluations of the CM-100 Packet ADM. Applications enabled through the use of CM-100 include packet-rich video distribution, Ethernet services, Internet access, and IP telephony.

Izhak Tamir, President of Orckit, commented: "Our results for the fourth quarter, the first in which we had significant revenues from our RPR product line, represent the culmination of years of hard work and significant investment in bringing the Corrigent CM-100 to market. During the fourth quarter, we were pleased to meet our customer's request for an accelerated ramp up in product deliveries to facilitate the rollout of new IP services."

"We expect that demand for the Corrigent CM-100 product line will be strong in 2005. We have the capabilities and infrastructure in place to meet this demand and address new opportunities as they materialize. We plan to continue to invest additional resources in 2005 to establish a leading position in this fast growing segment of the metro market."

Mr. Tamir concluded: "Telecom carriers continue to evaluate optimized platforms to support new triple play services of voice, video and data over IP networks. Such advanced services, particularly Telco TV, are likely to drive the demand for the CM-100 product line going forward. We expect that additional carriers will recognize the benefits of the CM-100 and will select it as the solution of choice for these applications, bringing both MPLS and RPR capabilities to metro networks."


Outlook and Guidance

Guidance for the first quarter and full year 2005 has been revised as follows:

For the quarter ending March 31, 2005, Orckit expects revenues of approximately $17.0 million, and net income of approximately $750,000, or $0.15 per diluted share.

For 2005, Orckit expects revenues of approximately $80.0 million, and net income of approximately $8.0 million to $8.5 million, with net income per diluted share of approximately $1.60 to $1.70.

Conference Call

Orckit Communications will host a conference call on Thursday, January 27, 2005, at 11 a.m. EST. The call can be accessed by dialing 877-691-0878 in the United States and 973-582-2741 internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1 p.m. EST through February 3, 2005 at 11:59 p.m., EST. To listen to the replay, please call 877-519-4471 in the United States and 973-341-3080 internationally. To access the replay, enter the following code: 5568000


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.




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                                         ORCKIT COMMUNICATIONS LTD.
                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (US$ in thousands, except per share data)

                                                    Three Months Ended                     Year Ended
                                                       December 31                         December 31

                                                    2004            2003              2004            2003
                                                    ----            ----              ----            ----


Revenues                                     $      8,577    $        173      $     11,276   $        1,683

Cost of revenues                                    4,454              27             5,901              748
                                                   ------          ------            ------           ------
Gross profit                                        4,123             146             5,375              935

Research and development expenses, net              3,408           3,289            15,043           15,003

Selling, marketing, general and
administrative expenses                             4,011           2,625            11,993           12,656
                                                   ------          ------            ------           ------
Total operating expenses                            7,419           5,914            27,036           27,659
                                                   ------          ------            ------           ------
Operating loss                                     (3,296)         (5,768)          (21,661)         (26,724)

Financial income, net                                 375             293             1,529            5,108
                                                   ------          ------            ------           ------
Net loss                                     $     (2,921)    $    (5,475)      $   (20,132)   $     (21,616)
                                                   ======          ======            ======           ======
Net loss per share - basic and diluted       $     (0.67)    $     (1.26)      $     (4.62)   $       (4.99)
                                                   ======          ======            ======           ======
Weighted average number of shares
outstanding - basic and diluted                     4,379           4,342             4,358            4,332
                                                   ======          ======            ======           ======


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


                                      ORCKIT COMMUNICATIONS LTD.
                                     CONSOLIDATED BALANCE SHEETS
                                          (US$ in thousands)

                                                                   December 31               December 31
                                                                       2004                       2003
                                                                       ----                       ----

                ASSETS

Current assets:

    Cash and short term marketable securities                $       58,780            $        41,623
    Trade receivables                                                54,814                        147
    Other receivables                                                 1,492                      1,596
    Inventories                                                       5,533                        100
                                                                     ------                     ------
          Total  current assets                                     120,619                     43,466

Long term marketable securities                                      18,441                     37,418
Other investments                                                     1,907                        500
Severance pay fund                                                    3,348                      2,707
Property and equipment, net                                           4,211                      2,093
Deferred issuance costs, net                                              0                        147
                                                                     ------                     ------
          Total  assets                                      $      148,526            $        86,331
                                                                     ======                     ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities:

    Bank loans                                               $       31,000            $             0
    Trade payables                                                   25,824                      3,108
    Accrued expenses and other payables                              11,645                      5,878
    Deferred income                                                  35,662                          0
                                                                     ------                     ------
          Total current liabilities                                 104,131                      8,986

Long term liabilities :

    Accrued severance pay                                             4,131                      3,435
    Convertible subordinated notes                                        0                     16,238
                                                                     ------                     ------
          Total liabilities                                         108,262                     28,659

Shareholders' equity                                                 40,264                     57,672
                                                                     ------                     ------
          Total  liabilities and shareholders' equity        $      148,526            $        86,331
                                                                     ======                     ======

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